

Mail Stop 3720

November 30, 2015

Tarek Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: **Sprint Corporation**
              Form 10-K for Fiscal Year Ended March 31, 2015
              Form 10-Q for Fiscal Quarter Ended September 30, 2015
              Response Dated October 19, 2015
              File No. 001-04721

Dear Mr. Robbiati:

We have reviewed your October 19, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Depreciation, page 35

1.   We note that due to the reclassification of handset devices from inventory to property, plant and equipment in September 2014, cost of products may not be comparable as customers are choosing to lease devices instead of purchasing them. To improve clarity, for all applicable periods, please quantify and disclose the amount of depreciation expense incurred on leased handsets. We further note that leased handset revenues

represented in excess of 50% of your wireless equipment sales for the quarter ended September 30, 2015 per your earnings call on November 3, 2015.

Equipment Net Subsidy, page 42

2.   We note that the equipment revenues include post and pre-paid sales, equipment installment billings, and lease revenues. In order to provide clarity to the relative significance and trends of each equipment revenue stream, please consider quantifying and disclosing separately equipment revenue amounts related to postpaid and prepaid handsets sales, monthly equipment installment billings and lease revenue.

Form 8-K, Item 2.02, filed November 3, 2015

3.   We note that due to the reclassification of handsets devices from inventory to property, plant and equipment in September 2014, the current EBITDA and Adjusted EBITDA non-GAAP profit measures do not include the periodic depreciation expenses related to your leased handset equipment revenues; and therefore, the profit measures appear not to be comparable to prior periods. Please clarify for readers that current EBITDA and Adjusted EBITDA are not comparable to the corresponding prior period measures due to the effects of the handset leasing program and describe these effects. Please quantify in this disclosure the amount of depreciation on leased handsets that is not included in EBITDA and Adjusted EBITDA.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Celeste Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications